NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

February 28, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces that the Company has arranged, subject to regulatory approval, a private placement of $150,000 by the issuance of 500,000 units at a price of $0.30 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.30 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien
Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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